Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Flotek Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-13270

Dear Mr. O’Brien,

We have received your comment letter dated July 19, 2007. Your comments are presented below followed by Flotek’s response to each comment.

Results of Operations, page 20

1.	In consideration that your effective tax rate was 36.7%, 17.6%, and 9.0% in the years 2006, 2005, and 2004, respectively, please revise your income tax expense discussion in future filings to specifically disclose and quantify the reasons for the fluctuations in your income tax expense year over year. Your current disclosure that the significant increase in taxes is a result of an increase in your projected federal statutory rate based on estimated income levels, and an increase in your estimated state income tax liability appears general in nature and may not provide investors with a complete understanding of the specific factors that impacted your income tax fluctuations.

Flotek Response:

We will revise our income tax expense discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings beginning June 30, 2007 to specifically disclose and quantify the reasons for the fluctuations in our income tax expense and effective tax rate period over period.

Contractual Obligations, page 27

2.

Please include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350

“Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Flotek Response:

We will revise our Contractual Obligations table in future filings to include interest commitments under our interest-bearing. As of December 31, 2006 the Company had the following contractual obligations:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Long-term debt obligations	$10,066	$2,308	$6,259	$1,499	$—

Interest obligations related to long-term debt	1,896	779	980	137	—

Capital lease obligations	708	281	421	6	—

Interest obligations related to capital leases	95	57	38	—	—

Operating lease obligations	1,381	475	569	316	21

Royalty obligation	6,300	400	800	800	4,300

Total	$20,446	$4,300	$9,067	$2,758	$4,321

Consolidated Statements of Income and Comprehensive Income, page 34

3.	We note the following about your operations:

•

Within your chemicals and logistics segment, as disclosed on page 2, your specialty chemical division offers a full spectrum of oilfield specialty chemicals and your logistics division designs, project manages and operates automated bulk material handling and loading facilities.

•	Further on page 2, you disclose that your drilling products segment manufacturers, sells, rents, and inspects specialized equipment.

•	As disclosed on page 56, you have implemented a new software package to better monitor your drilling tool rental activities.

•

In your Form 8-K that was filed on March 20, 2007 that contained the financial statements of Triumph Drilling Tools, you disclose on page 5 that Triumph is a leading regional provider of down-hole rental equipment.

In future filings, please revise your consolidated statements of income to separately present your revenue by net sales of tangible products, income from rentals, and revenues from services, and separately present the corresponding cost of tangible goods sold, expenses applicable to rental income, and cost of services. Refer to Rule 5-03(1)&(2) of Regulation
S-X.

Flotek Response:

We will revise our consolidated statements of income beginning June 30, 2007 to separately present our revenue by net sales of tangible products, income from rentals, and revenues from services, and separately present the corresponding cost of tangible goods sold, expenses applicable to rental income, and cost of services.

Note 3 – Acquisitions, page 41

4.	We note your acquisitions of Can-Ok, Total Well Solutions, LLC, and LifTech, LLC during 2006. Please provide to us with your significance tests of Rules 1-02(w) and 3-05 of Regulation S-X in determining the need for providing financial statements related to these acquisitions. We may have additional comments after reviewing your response.

Flotek Response:

For all acquisitions a determination of significance is made by comparing the most recent financial statements of the business acquired to Flotek’s most recent annual consolidated financial statements filed with the SEC at or prior to the date of the acquisition. For each acquisition three tests are performed:

Investment Test = total cost of acquisition / total assets of Flotek

Asset Test = total assets of acquisition / total assets of Flotek

Income Test = pretax income of acquisition / pretax income of Flotek

The results of the significance tests for the three acquisitions completed in 2006 are summarized:

Significance Tests on an Individual Basis
Business Acquired	Investment Test	Asset Test	Income Test
Can-Ok	14.0%	5.3%	5.9%
TWS	9.3%	3.7%	2.6%
LifTech	9.9%	4.9%	9.7%

Significance Tests for Individually Immaterial Acquisitions on a Combined Basis
Business Acquired	Investment Test	Asset Test	Income Test
Can-Ok	14.0%	5.3%	5.9%
TWS	9.3%	3.7%	2.6%
LifTech	9.9%	4.9%	9.7%

	33.3%	14.0%	18.2%

5.	In addition, in light of your three acquisitions in 2006, please tell us your considerations of providing pro forma financial information pursuant to paragraph 54 of SFAS141.

Flotek Response:

Based on our evaluation, pro forma financial information is not required for the three acquisitions on an individual basis because no significance test exceeded 20%. In addition, we evaluated the significance of the three acquisitions in aggregate and determined pro forma financial information is not required for the acquisitions because on an aggregate basis no significance test exceeded 50%.

6.	Based on your disclosures on page 43, we note that you have allocated 2.7%, 3.3%, and 2.8% of total assets acquired to intangible and other assets, respectively, for your acquisitions of Can-Ok, Total Well Solutions, LLC, and LifTech, LLC. We further note the following:

•	Your discussion of the significance of your intellectual property on page 3.

•

In your asset purchase agreement of Can-Ok Field Services, Inc. filed as Exhibit 10.1 to your Form 10-Q for the quarter ended March 31, 2006, specifically Section 1.1, the agreement states that you have acquired, among other assets, the rights of the Company under the operating agreements, all of the customer lists and customer files, and all of the rights to use the trade name Can-Ok.

•

Similarly, in the asset purchase agreement of Stabilizer Technology, Inc. filed as Exhibit 10.2 of your Form 10-Q for the quarter ended March 31, 2006, the agreement states you have acquired, among other assets, the rights of the Company under the operating agreements, all of the customer lists and customer files, and all of the rights to use the trade name Stabilizer Technology.

•

You disclose on page 43 that in addition to acquiring tangible assets in the Total Well Solutions acquisition, you licensed the rights to exercise the exclusive worldwide rights to a patented gas separator used in coal bed methane production.

•

Based on the asset purchase agreement contained at Exhibit 10.1 to your Form 10-Q for the quarter ended June 30, 2006, it appears you also acquired various intellectual property rights, that includes among other items, trademarks, service marks, trade names, and copyrights. You further obtained leasehold rights and all of the customer lists and customer files.

•

The asset purchase agreement contained at Exhibit 10.3 to your Form 10-Q for the quarter ended June 30, 2006, related to the acquisition of LifTech, LLC also appears to provide you with similar intangible assets, including leasehold rights, all of the customer lists and customer files and all of the rights to use the trade name.

In light of the above, it is unclear to us why you have not allocated more of the total assets acquired to intangible assets. Pursuant to paragraphs 39 and A10 through A28 of SFAS 141, please explain to us your analysis to allocate significant amounts of your assets acquired to goodwill as opposed to allocating amounts to intangible assets.

Flotek Response:

For acquisitions we evaluate the initial purchase price allocation and adjust the allocations as additional information relative to the fair market values of the assets and liabilities of the business becomes known. As part of this process we have been working with a third party valuation consultant to estimate the value of intangible assets acquired. We have revised the estimated fair value of intangible assets acquired as of June 30, 2007.

Note 13 – Commitments and Contingencies, page 52

7.

We note your disclosure that the company is involved, on occasion, in routine litigation incidental to your business. Please expand your discussion of contingent liabilities to provide the disclosure required by SFAS 5. Clarify whether you believe it is probable, reasonably possible or remote that losses could be material from your exposure to litigation, potential environmental liabilities and other matters. If reasonably possible, we would expect more detailed and specific disclosures concerning specific contingencies, rather than generalized risk disclosures.

Flotek Response:

The company was not involved in any litigation as of December 31, 2006 through the date of our 10-K filing on March 16, 2007. In future filings we will expand our disclosure for specific contingencies as necessary. We will expand our disclosure beginning June 30, 2007 to clarify our potential contingent liabilities as follows:

“The Company is involved, on occasion, in routine litigation incidental to our business. The Company believes that the ultimate resolution of those routine litigations that may develop will not have a material adverse impact on the Company’s financial position, results of operation or cash flows.”

Note 14 – Segment Information, page 53

8.	We note that you currently disclose three reportable segments; Chemicals and Logistics, Drilling Products, and Artificial Lift. In consideration that sales in your Chemicals and Logistics segment represented 50% of your total consolidated net revenue for the year ended December 31, 2006, we note the following:

•	You disclose on page 2 that your specialty chemical division offers a full spectrum of oilfield specialty chemicals used for drilling, cementing, stimulation, and production.

•	Also on page 2, you disclose that your logistics division designs, project manages and operates automated bulk material handling and loading facilities for oilfield service companies.

•	Revenue in your chemicals and logistics segment has grown from $18 million in 2004 to $50.5 million in 2006.

•

In your discussion of results by segment on page 23, you disclose that $17.8 million of the total $20.9 million revenue increase in your chemicals and logistics segment is from sales of your proprietary biodegradable environmentally benign green chemicals. You further disclose that margins continue to increase as you focus on shifting more of your sales mix to higher margin patented and proprietary products.

•	We further note on your website that you continue to separately present 4 companies under your Companies section, including CESI Chemical and MTI.

In light of these disclosures, it is unclear to us how you have determined to aggregate your specialty chemicals and logistics operations into one reportable segment. Please identify for us your operating segments pursuant to paragraph 10 of SFAS 131. As part of your response, please identify your chief operating decision maker and provide us with copies of the relevant financial reports reviewed by your chief operating decision maker covering the years ended 12/31/06 and 12/31/05.

Please also tell us in detail how you determined that your operating segments met each of the criteria in paragraph 17 of SFAS 131 for aggregation. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operating income is decreasing for one operation and increasing for another).

Flotek Response:

In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we determine segmentation based on our internal organization and reporting of discrete financial information based upon generally accepted accounting methods.

Please see the attached organizational chart below, which shows how our division presidents and vice presidents are aligned to the CEO. The four group presidents/vice presidents and the CEO constitute our chief operating decision makers.

We aggregate our specialty chemicals and logistics operations into one division because they are related businesses operationally, managed by the same chief operating decision maker and market to the same type of customer. Both the specialty chemical division and our logistics division blend products used by oilfield service companies when drilling and cementing a well. The chemical operations develop, blend and market specialty chemicals used in oil and gas well cementing, stimulation, acidizing, drilling, and production treatment. The logistics operations provide bulk blending and transload services used in oil and gas well cementing. The logistics operations also provide transload facility management services.

On a monthly basis the following discrete financial information is reported and reviewed with each chief operating decision maker. Please see the relevant financial reports reviewed by your chief operating decision maker covering the years ended 12/31/06 and 12/31/05 (Attachment A):

•	Flotek Chemical and Logistics Operating Results by Quarter and YTD
•	CESI Consolidated Operating Results by Quarter and YTD
•	CESI Consolidate Detailed Trend Report by Month
•	MTI Consolidated Operating Results by Quarter and YTD
•	MTI Consolidated Detailed Trend Report by Month

9.	We note your disclosure on page 2 that all three of your segments market products domestically and internationally and your disclosure on page 3 that you have been expanding your international sales efforts and you expect international sales to continue to increase. In future filings, please expand your disclosures to include information about your geographic areas. Refer to paragraph 38 of SFAS 131.

Flotek Response:

We will expand our disclosures to included information about our geographic areas beginning June 30, 2007.

Item 9A. Controls and Procedures, page 56

10.	We note that you identified two material weaknesses as a part of management’s assessment of your internal controls over financial reporting. We note your disclosure that as a result of these material weaknesses, you recorded adjustments to your financial statements for the year ended December 31, 2006 that affected several financial statement line items. Please provide us with a schedule of these adjustments.

Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior periods. Explain in detail why you believe the timing of each adjustment is appropriate and how you determined that the amounts presented in your previously-filed 10-Q’s are appropriate.

Flotek Response:

Please see the attached schedule (Attachment B) which details the adjustments to our financial statements based on our audit for the year ended December 31, 2006, the reason for the adjustment, the impact of the adjustment on pre-tax net income, and the net effect of all adjustments on pretax net income. The audit adjustments were primarily for fourth quarter transactions that did not affect prior quarter presentation.

Signed: /s/ Lisa G. Meier

Lisa G. Meier

Chief Financial Officer

ATTACHMENT A

FLOTEK CHEMICAL & LOGISTICS

For Period Ending December 31, 2006

(In thousands)

TOTAL	Q406	Q306	$	%	Q406	Q405	$	%	YTD Act.	YTD Plan	$	%
Revenue	$18,557	$13,607	$4,950	36%	$18,557	$8,666	$9,891	114%	$50,546	$36,625	$13,921	38%
Cost of goods	9,241	6,699	2,542	38%	9,241	4,734	4,507	95%	25,639	19,540	6,099	31%
Direct costs	703	658	45	7%	703	420	283	67%	2,487	2,717	(230)	-8%

Gross Margin	8,613	6,250	2,363	38%	8,613	3,512	5,101	145%	22,420	14,368	8,052	56%
Gross Margin %	46.4%	44.2%			46.4%	40.5%			44.4%	39.2%

Field indirect	1,815	1,476	339	23%	1,815	824	991	120%	5,571	4,081	1,490	37%
Field indirect %	9.8%	10.8%			9.8%	9.5%			11.0%	11.1%

Field Op profit	6,798	4,774	2,024	42%	6,798	2,688	4,110	153%	16,849	10,287	6,562	64%
Field Op profit %	36.6%	35.1%			36.6%	31.0%			33.3%	28.1%

CESI CONSOLIDATED

For Period Ending December 31, 2006

(In thousands)

	Month		QTD		YTD		QTD	YTD
	Actual	Consol. CESI Plan	Actual	Consol. CESI Plan	Actual	Consol. CESI Plan	2005	2005
Revenue	6,588	2,963	18,043	9,421	48,023	35,034	7,754	26,918
Cost of goods	3,356	1,645	8,985	5,231	24,973	19,454	4,436	15,288

Material Margin	3,232	1,318	9,058	4,190	23,050	15,580	3,318	11,630
Direct costs	163	156	492	468	1,620	1,739	195	914

Gross Margin	3,069	1,162	8,566	3,722	21,430	13,841	3,123	10,716
	46.6%	39.2%	47.5%	39.5%	44.6%	39.5%	40.3%	39.8%
Field indirect	662	315	1,716	952	5,149	3,766	729	2,906

Field Op profit	2,407	847	6,850	2,770	16,281	10,075	2,394	7,810
	36.5%	28.6%	38.0%	29.4%	33.9%	28.8%	30.9%	29.0%
Capex	229	—	742	9	3,179	2,544

	Balance at 12/31/2006	QTD Δ at 12/31/2006	YTD Δ at 12/31/2006	Year over Year Δ at 12/31/2006
Net inventory	2,756	167	1,092	1,302
Trade AR	10,300	1,799	5,146	4,962

	Division Name:		CESI CONSOLIDATED
	In thousands
	31-Jan-06	28-Feb-06	31-Mar-06	30-Apr-06	31-May-06	30-Jun-06	31-Jul-06	31-Aug-06	30-Sep-06	31-Oct-06	30-Nov-06	31-Dec-06	Total	YTD Plan as of 31-Dec-06
Revenue	2,553	2,190	2,579	2,600	3,336	3,857	3,814	4,384	4,667	5,148	6,307	6,588	48,023	35,034

Total Revenue	2,553	2,190	2,579	2,600	3,336	3,857	3,814	4,384	4,667	5,148	6,307	6,588	48,023	35,034

Cost of sales and service:

Cost of Goods	1,501	1,267	1,470	1,317	1,762	2,079	1,969	2,219	2,404	2,607	3,022	3,356	24,973	19,454
	59%	58%	57%	51%	53%	54%	52%	51%	52%	51%	48%	51%	52%	56%
Direct Expense:
Salaries and Benefits	32	34	42	40	49	56	56	64	65	78	73	78	667	567
Occupancy	2	2	2	2	2	5	2	3	3	4	7	5	39	90
Material and Supplies	6	6	11	29	13	14	17	28	19	45	20	33	241	180
Communication	—	—	—	—	—	1	1	—	—	—	—	—	2	12
Equipment and Facilities	23	6	24	7	18	17	39	11	5	12	15	20	197	120
Office Costs	19	19	40	19	19	26	21	22	22	22	21	21	271	300
Auto & Travel	2	6	15	6	4	6	9	8	12	7	14	9	98	120
Entertainment	—	—	—	—	—	1	2	1	1	1	1	1	8	2
Professional Fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Research & Development	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation and Amortization	10	10	10	10	10	10	10	9	6	4	4	9	102	330
Other	1	1	1	—	2	—	—	—	2	1	—	(13)	(5)	18

Total Cost of Sales and Service	1,596	1,351	1,615	1,430	1,879	2,215	2,126	2,365	2,539	2,781	3,177	3,519	26,593	21,193

	63%	62%	63%	55%	56%	57%	56%	54%	54%	54%	50%	53%	55%	60%

Gross Margin	957	839	964	1,170	1,457	1,642	1,688	2,019	2,128	2,367	3,130	3,069	21,430	13,841
Gross Margin %	37%	38%	37%	45%	44%	43%	44%	46%	46%	46%	50%	47%	45%	40%

Field Indirect

Salaries and Benefits	152	126	190	174	191	159	162	167	145	164	221	230	2,081	1,549
Incentive Compensation	17	17	(24)	17	17	67	17	17	61	17	17	83	323	202
Occupancy	6	3	5	3	3	6	3	3	5	5	3	4	49	42
Material and Supplies	5	14	10	12	7	16	7	20	7	13	12	14	137	110
Communication	9	3	6	7	4	7	5	5	7	5	5	4	67	86
Equipment and Facilities	2	—	1	—	16	—	1	—	—	1	2	—	23	60
Office Costs	16	12	36	26	16	21	19	16	19	27	20	114	342	289
Auto & Travel	10	14	23	15	37	35	19	30	42	21	30	35	311	208
Entertainment	6	6	9	9	8	11	9	17	15	11	14	19	134	90
Professional Fees	24	15	4	30	42	(4)	57	112	85	87	231	24	707	140
Research & Development	42	43	70	51	37	63	46	51	75	59	61	52	650	803
Depreciation and Amortization	7	6	8	6	11	10	9	9	18	12	12	14	122	114
Other	2	7	10	2	9	17	4	3	76	3	1	69	203	73

Total Field Indirect	298	266	348	352	398	408	358	450	555	425	629	662	5,149	3,766

	12%	12%	13%	14%	12%	11%	9%	10%	12%	8%	10%	10%	11%	11%

Field Operating Profit	659	573	616	818	1,059	1,234	1,330	1,569	1,573	1,942	2,501	2,407	16,281	10,075
FOP %	26%	26%	24%	31%	32%	32%	35%	36%	34%	38%	40%	37%	34%	29%

EBITDA	676	588	634	833	1,080	1,255	1,422	1,566	(144)	1,664	2,130	1,740	13,444	6,710
EBITDA %	26%	27%	25%	32%	32%	33%	37%	36%	-3%	32%	34%	26%	28%	19%

MTI

For Period Ending December 31, 2006

(In thousands)

	Month		QTD		YTD		QTD	YTD
	Actual	Plan	Actual	Plan	Actual	Plan	2005	2005
Revenue	101	133	514	373	2,523	1,591	912	2,720
Cost of goods	43	—	256	—	666	86	298	704

Material Margin	58	133	258	373	1,857	1,505	614	2,016
Direct costs	64	82	211	246	867	978	225	1,030

Gross Margin	(6)	51	47	127	990	527	389	986
	-5.9%	38.3%	9.1%	34.0%	39.2%	33.1%	42.7%	36.3%
Field indirect	31	26	99	79	422	315	95	356

Field Op profit	(37)	25	(52)	48	568	212	294	630
	-36.6%	18.8%	-10.1%	12.9%	22.5%	13.3%	32.2%	23.2%
Capex	—	—	—	—	43	50

	Balance at 12/31/2006	QTD Δ at 12/31/2006	YTD Δ at 12/31/2006	Year over Year Δ at 12/31/2006
Net inventory	—	—	—	—
Trade AR	274	(295)	(282)	(271)

	Division Name:		MTI
	In thousands
	31-Jan-06	28-Feb-06	31-Mar-06	30-Apr-06	31-May-06	30-Jun-06	31-Jul-06	31-Aug-06	30-Sep-06	31-Oct-06	30-Nov-06	31-Dec-06	Total	YTD Plan as of 31-Dec-06
Revenue	142	126	286	166	266	281	264	245	233	292	121	101	2,523	1,591
Total Revenue	142	126	286	166	266	281	264	245	233	292	121	101	2,523	1,591

Cost of sales and service:

Cost of Goods	—	52	114	2	66	69	67	37	3	211	2	43	666	86
	0%	41%	40%	1%	25%	25%	25%	15%	1%	72%	2%	43%	26%	5%
Direct Expense:
Salaries and Benefits	54	46	29	41	39	38	37	47	38	43	44	40	496	587
Occupancy	6	7	4	5	5	5	5	7	6	5	3	4	62	84
Material and Supplies	6	5	10	2	9	7	3	6	12	10	4	2	76	84
Communication	—	—	—	—	—	—	—	—	—	—	—	—	—	1
Equipment and Facilities	4	—	3	2	2	2	2	2	4	2	3	—	26	42
Office Costs	4	4	5	4	4	4	4	4	4	4	4	4	49	21
Auto & Travel	3	3	—	—	(2)	—	—	—	—	—	—	—	4	11
Entertainment	—	—	—	—	—	—	—	—	—	—	—	—	—	1
Professional Fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Research & Development	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation and Amortization	13	13	13	13	13	13	13	13	13	13	13	13	156	147
Other	(1)	(1)	1	—	—	(1)	(1)	2	(1)	(2)	1	1	(2)	—

Total Cost of Sales and Service	89	129	179	69	136	137	130	118	79	286	74	107	1,533	1,064

	63%	102%	63%	42%	51%	49%	49%	48%	34%	98%	61%	106%	61%	67%

Gross Margin	53	(3)	107	97	130	144	134	127	154	6	47	(6)	990	527
Gross Margin %	37%	-2%	37%	58%	49%	51%	51%	52%	66%	2%	39%	-6%	39%	33%

Field Indirect

Salaries and Benefits	21	16	14	18	17	17	16	18	16	15	14	15	197	147
Incentive Compensation	3	3	(7)	3	3	13	3	3	12	3	3	2	44	40
Occupancy	4	4	4	4	4	4	4	4	4	4	3	4	47	40
Material and Supplies	1	1	1	3	3	5	2	1	1	1	1	1	21	15
Communication	1	1	2	1	1	1	1	1	1	1	1	1	13	9
Equipment and Facilities	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)	2
Office Costs	2	3	4	3	2	10	2	3	2	2	2	8	43	24
Auto & Travel	—	—	4	(1)	—	1	—	—	1	1	—	—	6	10
Entertainment	—	—	—	—	—	—	—	—	—	—	—	—	—	1
Professional Fees	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Research & Development	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation and Amortization	1	1	1	1	1	2	2	2	2	2	2	2	19	7
Other	1	1	3	1	1	2	1	1	10	8	6	(2)	33	20

Total Field Indirect	34	30	26	33	32	55	31	33	49	37	31	31	422	315

	24%	24%	9%	20%	12%	20%	12%	13%	21%	13%	26%	31%	17%	20%

Field Operating Profit	19	(33)	81	64	98	89	103	94	105	(31)	16	(37)	568	212
FOP %	13%	-26%	28%	39%	37%	32%	39%	38%	45%	-11%	13%	-37%	23%	13%

EBITDA	33	(20)	94	79	113	104	118	109	(2)	(33)	23	(44)	574	191
EBITDA %	23%	-16%	33%	48%	42%	37%	45%	44%	-1%	-11%	19%	-44%	23%	12%

Attachment B

Flotek Industries, Inc.

Summary of Audit Adjustments to Trial Balance

For the Year Ended December 31, 2006

Adjusting Journal Entries #1
To book underaccrual of sales taxes.
526900 Other Expenses	$13,324
213050 Sales Tax Payable		$13,324

Total	$13,324	$13,324

Adjusting Journal Entries #2
To accrue for 2006 Doherty and Doherty legal fees.
145010 Prepaid Expenses—Other	$16,008
726012 Legal Expense	$10,304
212103 Accrued Legal Expense		$26,312

Total	$26,312	$26,312

Adjusting Journal Entries #3
To adjust Flotek Pump Service inventory balance to quantity observed during inventory.
132001 Inventory in transit	$47,383
524010 Inventory Adjustment		$47,383

Total	$47,383	$47,383

Adjusting Journal Entries #4
To accrue unbilled LOR (downhole tool) revenue.
121002 Unbilled A/R	$192,376
411000 Revenue—Rentals		$100,203
490001 Miscellaneous Income		$92,173

Total	$192,376	$192,376

Adjusting Journal Entries #5
To reclassify AR trade customers with credit balances to AP.
121900 Accrued Accounts Receivable	$104,076
212120 Accrued Other (Liability)		$104,076

Total	$104,076	$104,076

Adjusting Journal Entries #6
To recognize inventory shipped FOB shipping point by a vendor in December 2006.
132001 Inventory in transit	$827,512
212120 Accrued Other (Liability)		$827,512

Total	$827,512	$827,512

Effect on Income before Taxes		$216,131